PROSPECTUS SUPPLEMENT dated November 28, 2001
(to Prospectus dated October 31, 2001)

J.P. MORGAN CHASE & CO.

Debt Securities
Preferred Stock
Depositary Shares
Warrants

This Prospectus Supplement supplements our Prospectus dated October 31, 2001 relating to our debt securities, preferred stock, depositary shares and warrants (the "Prospectus").

ADDITIONAL COMPANY SUBORDINATED SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Subordinated Securities" following the summary terms of the Company's outstanding Subordinated Medium-Term Notes, Series A to reflect the issuance, following the date of the Prospectus, of the Company Subordinated Securities described below:

Additional Subordinated Medium-Term Notes, Series A

We have issued $25,000,000 aggregate principal amount of our Subordinated Medium-Term Notes, Series A (the "Series A Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series A Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series A Notes that bear interest at floating rates are indicated in the table below. The Series A Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series A Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Date

November 28, 2001	$25,000,000	November 28, 2016	6.250%; redeemable commencing November 29, 2004 and on any interest payment date thereafter with 40 calendar days notice.